Exhibit 99.1

NEWS RELEASE

Thomson Reuters Announces $500 Million Share Repurchase Program

and New Normal Course Issuer Bid

TORONTO, November 11, 2026 – Thomson Reuters (TSX/Nasdaq: TRI), a global content and technology company, today announced that it plans to repurchase up to $500 million of its shares. Purchases of shares will occur under a new normal course issuer bid (NCIB) that has been approved by the Toronto Stock Exchange (TSX).

Under the new NCIB, up to 7 million common shares (which represents approximately 1.6% of the company’s 433,458,865 issued and outstanding common shares as of October 31, 2026) may be repurchased between November 13, 2026 and November 12, 2027.

Under the NCIB, shares may be repurchased in open market transactions on the TSX, the Nasdaq Global Select Market (Nasdaq) and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or Nasdaq or under applicable law, including private agreement purchases or share purchase program agreement purchases if Thomson Reuters receives, if applicable, an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that Thomson Reuters will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX. Any private agreement purchases made under an exemption order, if applicable, may be at a discount to the prevailing market price. In accordance with TSX rules, any daily repurchases (other than pursuant to a block purchase exception) on the TSX under the new NCIB are limited to a maximum of 181,938 shares, which represents 25% of the average daily trading volume on the TSX of approximately 727,753 for the six months ended October 31, 2026. Any shares that are repurchased will be cancelled.

The Woodbridge Company Limited (together with its affiliates) (Woodbridge) is the controlling shareholder of Thomson Reuters and holds approximately 70% of the issued and outstanding common shares. Over the last decade, Woodbridge’s ownership has increased from approximately 62%, primarily due to the impact of the company’s share repurchase activity. Thomson Reuters and Woodbridge believe that maintaining a healthy float is in the best interest of all shareholders. Therefore, Woodbridge intends to participate proportionally in the NCIB in order to maintain its percentage interest in Thomson Reuters.

Thomson Reuters will be permitted to purchase its common shares from Woodbridge commencing on November 13, 2026, in accordance with an exemption granted by the TSX pursuant to its rules, regulations and policies in connection with the NCIB, on a basis proportionate to Woodbridge’s percentage interest in Thomson Reuters. The maximum number of common shares that may be purchased in the open market pursuant to the NCIB will be reduced by the number of common shares purchased by Thomson Reuters from Woodbridge.

Purchases from Woodbridge will be made during the TSX’s Special Trading Session pursuant to an automatic disposition plan agreement (ADP Agreement) expected to be entered into between Thomson Reuters’ broker, Thomson Reuters and Woodbridge. Purchases from Woodbridge will be made on trading days, as required by the ADP Agreement, that Thomson Reuters makes a purchase from other shareholders. In the event that Woodbridge does not sell common shares on any trading day as required by the terms of the ADP Agreement (other than as a result of a market disruption event), the TSX exemption will cease to apply and Thomson Reuters will not be permitted to make any further purchases from Woodbridge under the terms of the NCIB. From time to time, Woodbridge may dispose of or acquire common shares outside of the NCIB for liquidity and other reasons and such transactions may occur during the course of this NCIB, which transactions would adjust Woodbridge’s proportionate interest in Thomson Reuters and, correspondingly, the number of common shares to be purchased from Woodbridge under the ADP Agreement.

Thomson Reuters has entered into an automatic share purchase plan (ASPP) with its broker to allow for the purchase of shares under the NCIB during pre-determined times when the company would ordinarily not be permitted to purchase shares due to customary blackout periods or other regulatory restrictions. Purchases under the ASPP are made by the company’s broker based upon parameters set by Thomson Reuters when it is not in possession of material non-public information relating to the company or the shares. The ASPP has been entered into in accordance with the requirements of the TSX and applicable Canadian securities laws and will terminate when the NCIB expires, unless terminated earlier in accordance with its terms. All purchases made under the ASPP are included in computing the number of shares purchased under the NCIB. Outside of pre-determined blackout periods, shares may be purchased under the NCIB based on management’s discretion, in compliance with TSX rules and applicable securities laws.

Thomson Reuters has historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders through dividends and share repurchases. The NCIB provides the company with a flexible way to provide returns to shareholders who choose to participate by selling their shares.

Decisions regarding any future share repurchases will depend on certain factors, such as market conditions, share price and other opportunities to invest capital for growth. Thomson Reuters may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws.

Under its amended NCIB that became effective on February 27, 2026, Thomson Reuters was approved to purchase up to $1.6 billion worth of common shares or 16 million common shares between August 19, 2025 and August 18, 2026. During the 12 months preceding the date hereof, Thomson Reuters purchased 6,155,886 common shares at a cost of $600 million, representing an average price of $97.48 per common share. Purchases of common shares were effected through the facilities of the TSX, the Nasdaq Global Select Market and/or other eligible exchanges and alternative trading systems.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release, including, but not limited to, statements regarding the company’s plans to repurchase up to $500 million of its common shares and Woodbridge’s participation in the company’s NCIB, are forward-looking. The words “will”, “expect”, “believe” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

Media

Zoe Zanettos

Corporate Affairs

zoe.zanettos@thomsonreuters.com

Investors

Gary E. Bisbee, CFA

Head of Investor Relations

gary.bisbee@thomsonreuters.com